Exhibit 99.45

Diodes Incorporated
FOR IMMEDIATE RELEASE

Diodes, Inc. Reports First Quarter 2002 Results
Sequential revenue growth of 4.4% and return to profitability

Westlake Village, California, May 1, 2002 - Diodes Incorporated (Nasdaq: DIOD), a leading manufacturer and supplier of high quality discrete semiconductors, primarily to the communications, computing, industrial, consumer electronics and automotive markets, today reported financial results for the first quarter of fiscal year 2002 ended March 31, 2002.

First Quarter Highlights:
Return to profitability, with net income for the first quarter of $208,000 as compared to a loss of $76,000 for the fourth quarter
Gross margin improves 230 basis points sequentially from the fourth quarter Manufacturing capacity utilization increases to an average of 60% Inventory reduced over $3 million from year-end
Opened  offices in Hong Kong and Shenzhen, China

                    Revenues for the first quarter of 2002 were $26.9 million, a sequential increase of 4.4% from the fourth quarter of 2001, and an increase of 4.6% from the first quarter of 2001.


                    Net income for the quarter was $208,000, as compared to $521,000 for the three months ended March 31, 2001 and compared to a net loss of $76,000 in the fourth quarter ended December 31, 2001. Diluted earnings per share were $0.02 for the first quarter of 2002, as compared to $0.06 for the same period last year.

                    Commenting on the quarter, C.H. Chen, Diodes' President and CEO, said, "We are encouraged by our progress in the first quarter and we are especially pleased to report that Diodes has returned to profitability. After several very challenging quarters in the semiconductor industry, we are starting to see signs of renewed industry growth with increased capacity utilization rates and lower customer inventories. A combination of these factors, cost containment measures, new products and new customers enabled Diodes to achieve positive net income for the quarter."

                    Diodes growth in the first quarter continued to be driven by the Asian market, which accounted for 47% of sales, up from 39% in the same period last year. During the quarter, the Company opened an office in Hong Kong, enabling Diodes to better provide service and support to its growing Asian customer base, and opened an office in Shenzhen, in mainland China. In addition, European sales are showing positive trends.

                    While unit demand is up, price competition continues to be intense, as average selling prices fell. Increased capacity utilization coupled with manufacturing cost saving measures contributed to an improved gross profit margin of 16.2% in the first quarter of 2002, compared to 13.9% in the fourth quarter of 2001.

                    "For the quarter, capacity utilization increased sequentially at both our mainland China facility, Diodes-China, and at our wafer facility, Diodes-FabTech. We have seen indications of renewed distribution ordering and a slight lengthening in order times from OEMs. However, continuing to improve the efficiency of our operations and bring down unit costs will remain a major operational focus for the balance of 2002," stated Mr. Chen.

                    For the quarter, SG&A expenses were $3.8 million as compared to $3.7 million in the fourth quarter. As a percentage of sales, SG&A expenses decreased to 14.0% from 14.3% in the fourth quarter.

                    "Diodes is gaining significant momentum as a provider of next-generation surface-mount discrete devices across all market segments. In 2001, we escalated our research & development efforts with the creation of a cross-functional R&D team to develop new technology and increase our product range towards higher margin, differentiated products. For the first quarter, we increased our R&D spending to $313,000 from $142,000 in the prior quarter and we are just beginning to realize the benefits of this multi-year strategy," said Mr. Chen.

                    "Our customer access and market share for targeted products continue to improve," Mr. Chen continued. "During the quarter, we introduced a number of new products including our SBM1040, the first in our Powermite(R)3 platform, and designed for applications requiring a compact profile such as DC-DC converters, switch mode power supplies, notebook PCs, graphics cards, and handheld and portable electronics. Also introduced was our DLP05LC low-capacitance data line protection device designed for portable electronics, including PDAs and laptop computers and other computer peripherals. In addition we secured several design wins with multiple qualifications in our target end equipment, such as notebook, flat panel display, digital camera, mobile handset, set top box, and DC-DC conversion. We will continue to build on this momentum throughout 2002 and develop proprietary product lines that will enhance the depth and breadth of our product range."

                    The Company continued to manage inventories, which decreased $3 million or 17% to $14.7 million from $17.8 million at the end of 2001. In addition, Diodes paid down approximately $2.5 million in long-term debt and $3.2 million on its revolving credit line, ending the first quarter with $6.1 million in cash.

                    Mr. Chen concluded, "We are encouraged by signs that industry fundamentals are improving. We believe that both distributor and our own inventory levels are at a low point and we would anticipate beginning to rebuild inventories over the balance of the year to support customer needs. As we continue to improve capacity utilization and introduce new higher margin, proprietary products, we expect to continue to benefit from the operating leverage inherent in our business. Nevertheless, we remain cautious about the timing of improvements in capital spending and PC demand. Therefore, for the second quarter, we are projecting similar revenue increases, with gross margin increasing another 200-300 basis points resulting in improved profitability."

About Diodes Incorporated
Diodes Incorporated (Nasdaq: DIOD) is a leading manufacturer and supplier of high-quality discrete semiconductor products, serving the communications, computer, industrial, consumer electronics and automotive markets. The Company operates two Far East subsidiaries, Diodes-China (QS-9000 and ISO-14001 certified) in Shanghai and Diodes-Taiwan (ISO-9000 certified) in Taipei.
Diodes-China's manufacturing focus is on surface-mount devices destined for wireless devices, notebook computers, pagers, PCMCIA cards and modems, among others. Diodes-Taiwan is our Asia-Pacific sales, logistics and distribution center. The Company's 5" wafer foundry, Diodes-FabTech (QS-9000 certified), specializes in Schottky products and is located just outside Kansas City, Missouri. The Company's ISO-9000 corporate sales, marketing, engineering and logistics headquarters is located in Southern California. For further information, visit the Company's website at http://www.diodes.com.

Safe Harbor  Statement  Under the Private  Securities  Litigation  Reform Act of
1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as fluctuations in product demand, the introduction of new products, the Company's ability to maintain customer and vendor relationships, technological advancements, impact of competitive products and pricing, growth in targeted markets, risks of foreign operations, and other information detailed from time to time in the Company's filings with the United States Securities and Exchange Commission.

Source:  Diodes  Incorporated   CONTACT:   Crocker  Coulson,   Partner,   Coffin
Communications Group; (818) 789-0100 e-mail: crocker.coulson@coffincg.com or Carl Wertz, Chief Financial Officer, Diodes, Inc.; (805) 446-4800

Recent news releases, annual reports, and SEC filings are available at the Company's website: http://www.diodes.com. Written requests may be sent directly to the Company, or they may be e-mailed to: diodes-fin@diodes.com.

        CONSOLIDATED CONDENSED INCOME STATEMENT and BALANCE SHEET FOLLOWS


                      DIODES INCORPORATED AND SUBSIDIARIES
                   CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                   (Unaudited)

                                                                        Three Months Ended
                                                                             March 31,
                                                             ------------------------------------------
                                                                    2001                   2002
                                                             -------------------    -------------------

Net sales                                                          $ 25,748,000         $  26,924,000
Cost of goods sold                                                   21,627,000            22,572,000
                                                             -------------------    -------------------

     Gross profit                                                     4,121,000              4,352,000

Research and development expenses                                       139,000                313,000
Selling, general and administrative expenses                          3,045,000              3,765,000
                                                             -------------------    -------------------
     Total operating expenses                                         3,184,000              4,078,000

     Income from operations                                             937,000                274,000

Other income (expense)
     Interest income                                                     66,000                  8,000
     Interest expense                                                  (740,000)              (346,000)
     Other                                                              (96,000)                16,000
                                                             -------------------    -------------------
                                                                       (770,000)              (322,000)

Income before income taxes and minority interest                        167,000                (48,000)

Income tax benefit                                                      429,000                295,000
                                                             -------------------    -------------------

Income before minority interest                                         596,000                247,000

Minority interest in joint venture earnings                             (75,000)               (39,000)
                                                             -------------------    -------------------

Net income                                                         $    521,000         $      208,000
                                                             ===================    ===================

Earnings per share
     Basic                                                         $       0.06         $         0.03
                                                             ===================    ===================

     Diluted                                                       $       0.06         $         0.02
                                                             ===================    ===================

Weighted average shares outstanding
     Basic                                                            8,132,559              8,165,325
                                                             ===================    ===================

     Diluted                                                          9,029,628              8,774,016
                                                             ===================    ===================


                      DIODES INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEET


                                     ASSETS


                                                                              December 31,             March 31,
                                                                                  2001                    2002
                                                                           -------------------     -------------------
                                                                                                      (Unaudited)
CURRENT ASSETS

     Cash and cash equivalents                                                  $   8,103,000           $   6,113,000
     Accounts receivable
         Customers                                                                 16,250,000              16,814,000
         Related parties                                                            1,486,000               4,481,000
                                                                           -------------------     -------------------
                                                                           -------------------     -------------------
                                                                                   17,736,000              21,295,000
         Less:  Allowance for doubtful receivables                                    343,000                 325,000
                                                                           -------------------     -------------------
                                                                                   17,393,000              20,970,000

     Inventories                                                                   17,813,000              14,677,000
     Deferred income taxes, current                                                 4,368,000               4,368,000
     Prepaid expenses, income taxes and other current assets                        1,266,000               1,844,000
                                                                           -------------------     -------------------
                                                                           -------------------     -------------------

                  Total current assets                                             48,943,000              47,972,000

PROPERTY, PLANT AND EQUIPMENT, at cost, net
    of accumulated depreciation and amortization                                   44,925,000              46,430,000

DEFERRED INCOME TAXES, non-current                                                  3,672,000               3,733,000

OTHER ASSETS
     Goodwill, net                                                                  5,090,000               5,090,000
     Other                                                                            628,000                 687,000
                                                                           -------------------     -------------------

TOTAL ASSETS                                                                    $ 103,258,000           $ 103,912,000
                                                                           ===================     ===================




The accompanying notes are an integral part of these financial statements.



                      DIODES INCORPORATED AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                                                December 31,                March 31,
                                                                                    2001                      2002
                                                                              ------------------       ------------------
                                                                                                           (Unaudited)
CURRENT LIABILITIES
     Line of credit                                                               $   6,503,000          $   3,300,000
     Accounts payable
         Trade                                                                        6,098,000              8,247,000
         Related parties                                                              3,149,000              3,309,000
     Accrued liabilities                                                              5,062,000              5,600,000
     Current portion of long-term debt
         Related party                                                                2,500,000              2,500,000
         Other                                                                        5,833,000              8,608,000
     Current portion of capital lease obligations                                            --                114,000
                                                                              ------------------     ------------------
                  Total current liabilities                                          29,145,000             31,678,000

LONG-TERM DEBT, net of current portion
         Related party                                                                7,500,000              7,500,000
         Other                                                                       13,664,000              8,431,000

CAPITAL LEASE OBLIGATIONS, net of current portion                                            --              2,633,000

MINORITY INTEREST IN JOINT VENTURE                                                    1,825,000              1,864,000

STOCKHOLDERS' EQUITY
     Class A convertible preferred stock - par value $1.00 per share;  1,000,000 shares authorized;
         no shares issued and outstanding                                                    --                     --
     Common stock - par value $0.66 2/3 per share;
         30,000,000 shares authorized; 9,227,664 and 9,242,664
         shares issued and outstanding at December 31, 2001
         and March 31, 2002, respectively                                             6,151,000              6,161,000
     Additional paid-in capital                                                       7,310,000              7,762,000
     Retained earnings                                                               39,882,000             40,090,000
                                                                              ------------------     ------------------
                                                                                     53,343,000             54,013,000
     Less:
         Treasury stock - 1,075,672 shares of common stock, at cost                   1,782,000              1,782,000
         Accumulated other comprehensive loss                                           437,000                425,000
                                                                              ------------------     ------------------
                                                                                      2,219,000              2,207,000

                  Total stockholders' equity                                         51,124,000             51,806,000
                                                                              ------------------     ------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        $ 103,258,000          $ 103,912,000
                                                                              ==================     ==================

The accompanying notes are an integral part of these financial statements.